[ Bass, Berry & Sims PLC Letterhead ]

August 2, 2012

Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	J. Alexander’s Corporation
Schedule 14D-9C
Filed July 31, 2012

Dear Ms. Duru:

On behalf of J. Alexander’s Corporation (the “Company”), this letter responds to a comment provided via telephone by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned on August 1, 2012, in connection with the Company’s Schedule 14D-9C, filed with the Commission on July 31, 2012.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Comment:  Could you ensure that you give the basis for the board’s determination that under the new terms of the amended agreement that there are no longer any excluded parties as that term was defined in the initial Merger Agreement, i.e., further gloss or explanation as to what or whether the current amendment had resulted in the other proposals that were under consideration no longer constituting superior proposals.

Response:  On behalf of the Company, we confirm that the Company will provide in future filings an explanation of and basis for the board’s determination that as a result of the new terms of the amended merger agreement there are no longer any excluded parties as that term was defined in the prior merger agreement.

Should you have any questions or comments regarding this letter, please contact the undersigned at (615) 742-6280.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan

August 2, 2012

cc:	R. Gregory Lewis (J. Alexander’s Corporation)
F. Mitchell Walker, Jr. (Bass, Berry & Sims PLC)